UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BMP HOLDINGS INC.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

05581G 100
(CUSIP Number)

PixarBio Corporation (617) 401-0050 200 Boston Avenue Suite 1875 Medford, MA 02155
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 19, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box       .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	641119 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PixarBio Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) . (b) X .
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
.
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,000,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
5,000,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
96.7%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

SCHEDULE 13D

CUSIP No.	641119 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Francis M. Reynolds
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) . (b) X .
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
.
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,000,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
5,000,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
96.7%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.

Security and Issuer

This statement relates to the common stock, par value $0.0001 per share (“Common Stock”), of BMP Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer's principal executive office is 200 Boston Avenue, Suite 1875, Medford, MA 02155.

Item 2.

Identity and Background

(a)

This statement is being filed by PixarBio Corporation, a corporation organized under the laws of the state of Nevada, and Francis M. Reynolds.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is a party to that certain Joint Filing Agreement, as further describe in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)

The Reporting Persons principal business address is 200 Boston Avenue Suite 1875, Medford, MA 02155.

(c)

PixarBio Corporation is a specialty biotechnology company focused on pre-clinical and commercial development of novel neurological drug delivery systems for post-operative pain. Mr. Reynolds’s principal occupation is Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer and Chairman of the Board of Directors of PixarBio Corporation, a Nevada corporation.  The principal address of PixarBio Corporation is 200 Boston Avenue Suite 1875, Medford, MA 02155.

(d)

During the past five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

PixarBio Corporation was organized in Nevada. Mr. Reynolds is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Considerations

The Common Stock owned of record by PixarBio Corporation and beneficially owned by Mr. Reynolds was acquired with an aggregate of $108,500 of funds provided by PixarBio Corporation from its working capital. PixarBio Corporation also contributed $216,500 to the Issuer for repayment of outstanding indebtedness and accounts payable. PixarBio Corporation obtained the funds through equity investments.

Item 4.

Purpose of Transaction

The purpose of the acquisition of the shares of Common Stock reported in this Schedule 13D was for investment purposes and for a potential merger with the Issuer.  The Reporting Person may, at any time and from time-to-time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Other than the foregoing, the reporting person does not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act;  or (j) any similar action to those enumerated above.

Item 5.

Interest in Securities of the Issuer

(a)

As of the date hereof, PixarBio Corporation is the record owner and Mr. Reynolds is the beneficial owner of 5,000,000 shares of Common Stock of BMP Holdings, Inc. Based upon 5,168,000 shares of common stock outstanding on August 19, 2016, this constitutes 96.7% of the Issuer’s outstanding Common Stock.

(b)

The Reporting Persons have the sole power to vote and dispose of the 5,000,000 shares of Common Stock.

(c)

The Reporting Persons have not effected any transactions in the Issuer’s Common Stock during the past 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares reported herein.

(e)

Not Applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Purchase Agreement dated as of August 19, 2016.

Joint Filing Agreement

Item 7.

Material to Be Filed as Exhibits

Stock Purchase Agreement dated as of August 19, 2016.

Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2016
Dated PixarBio Corporation By: /s/ Francis M. Reynolds, Chief Executive Officer

/s/ Francis M. Reynolds
Francis M. Reynolds

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Joint Filing Agreement

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of the Issuer named herein, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated August 31, 2016

PixarBio Corporation

By:  /s/Francis M. Reynolds             Chief Executive Officer

                      Name                                         Title

        /s/Francis M. Reynolds

            Francis M. Reynolds.

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) dated as of August 19, 2016 by and between Henry Sargent (the “Seller”) and PixarBio Corporation (the “Purchaser”).

RECITALS

WHEREAS, the Seller is the owner of 5,000,000 restricted shares of common stock, $0.0001 par value (the “Shares”) of BMP Holdings Inc., a Delaware corporation (the “Company”); and

WHEREAS, pursuant to the terms and conditions of this Agreement, the Seller desires to sell, and Purchaser desires to purchase, all of such Seller’s right, title, and interest in and to such Shares.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

1.

Agreement to Purchase and Sell. Subject to the terms and conditions of this Agreement, simultaneous with the execution and delivery of this Agreement, Seller shall sell, assign, transfer, convey, and deliver to Purchaser, and Purchaser shall accept and purchase the Shares and any and all rights in such Shares to which Seller is entitled, and by doing so Seller shall be deemed to have assigned all of his right, title and interest in and to the Shares to Purchaser.  Such sale of the Shares shall be evidenced by stock certificates, duly endorsed in blank or accompanied by stock powers duly executed in blank or other instruments of transfer in form and substance reasonably satisfactory to the transfer agent of the Company.

2.

Consideration. In consideration for the sale of the Shares, Purchaser shall deliver to Seller $.0217 per Share for an aggregate purchase price of $108,500 (the “Purchase Price”).

3.

Closing; Deliveries. The closing of the purchase and sale of the Shares shall be held on the date hereof (the “Closing”).

3.1

Deliveries by the Seller. At the Closing, Seller shall deliver, or cause to be delivered to the Purchaser:

(a)

stock certificates evidencing the Shares, duly endorsed in blank or accompanied by stock powers duly executed in blank, or other instruments of transfer in form and substance reasonably satisfactory to Purchaser.

(b)

any documentary evidence of the due recordation in the Company’s share register of Purchaser’s full and unrestricted title to the Shares.

(c)

the resignation of the Company’s officers effective upon the Closing and the resignation of Seller as a director of the Company to be effective 10 days after the Company’s mailing of an information statement under Section 14f of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 to its shareholders.

(d)

a resolution of the Company’s board of directors appointing a designee of the Purchaser as a director.

(e)

the Company’s CCC and CIK Codes for the filing of submissions with the Securities and Exchange Commission (the “Commission”) on the Electronic Data Gathering, Analysis, and Retrieval System

(f)

(i) lock-up agreements with the holders (the “Holders”) of 25,000 shares of the common stock (the “Registered Shares”) of the Company, in the form annexed here to as Exhibit A, providing that commencing on the Closing and end on the 6-month anniversary of the Closing (the “Lock Up Period”), such Holders shall not directly or indirectly, without the Company’s prior written consent, (1) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, any Registered Shares or any securities directly or indirectly convertible into or exercisable or exchangeable for Registered Shares owned either of record or beneficially (as defined in the Exchange Act) by such Holders on the date hereof or hereafter acquired or (2) enter into any swap or other agreement or arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Registered Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Registered Shares or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing and (ii) following the Closing and the reorganization of the Purchaser, the Purchaser shall timely file all reports required to be filed pursuant to the Exchange Act, including compliance with XBRL so that the Holders of the Registered Shares can utilize the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) provided by Rule 144 promulgated thereunder.

(g)

the Seller shall cause the officers of the Company to deliver to the new officers of the Company all of the Company’s books and records, including but not limited to, the Company’s internal financial statements for the period commencing January 1, 2016 through the date hereof,  in a form which will be auditable by the Company’s independent accountants.

3.2

Deliveries by Purchaser. At the Closing, the Purchaser shall deliver to Seller:

(a)

the Purchase Price by wire transfer of immediately available funds to an account designated by Seller.

(b)

$216,500 by wire transfer of immediately available funds to an account of the Company designated by Seller, which amount shall immediately following receipt by the Company be utilized as follows (i) $191,500 shall be transferred by wire to an account designated by Seller in full satisfaction of the outstanding loan made by the Seller to the Company in the amount of $191,500 (the “Outstanding Loan”) and of which the Seller shall pay certain expenses of the Company as set forth on the Disbursement Authorization of even date herewith by and among the Purchaser, the Seller and the Company (the “Disbursement Authorization”) in the amount of $16,941.36 and (ii) the balance of $25,000 shall be utilized to by the Company to pay certain expenses of the Company (the “Company Expenses”). Such disbursements shall be made in accordance with the Disbursement Authorization.

3.3

Other Deliverables. The management agreement by and between Seller and the Company regarding Buddhi Mat LLC, its wholly-owned subsidiary (the “Subsidiary”) in the form annexed hereto as Exhibit B shall be executed by and among the Company, the Subsidiary and the Seller as of the Closing date.

4.

Representations and Warranties of Seller. As an inducement to Purchaser to enter into this Agreement and to consummate the transactions contemplated herein, the Seller represents and warrants to Purchaser as follows:

4.1

Authority. Seller has the right, power, authority and capacity to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform his obligations under this Agreement. This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with the terms hereof.

4.2

 Ownership. Seller is the sole record and beneficial owner of the Shares, has good and marketable title to such Shares, free and clear of all Encumbrances (hereafter defined), other than applicable restrictions under applicable securities laws, and has full legal right and power to sell, transfer and deliver such Shares to Purchaser in accordance with this Agreement. “Encumbrances” means any liens, pledges, hypothecations, charges, adverse claims, options, preferential arrangements or restrictions of any kind, including, without limitation, any restriction of the use, voting, transfer, receipt of income or other exercise of any attributes of ownership. Upon the execution and delivery of this Agreement, Purchaser will receive good and marketable title to such Shares, free and clear of all Encumbrances, other than restrictions imposed pursuant to any applicable securities laws and regulations. There are no stockholders’ agreements, voting trust, proxies, options, rights of first refusal or any other agreements or understandings with respect to the Shares.

4.3

Valid Issuance. All of the Shares are duly authorized, validly issued, fully paid and non-assessable, and were not issued in violation of any preemptive or similar rights.

4.4

No Conflict. None of the execution, delivery, or performance of this Agreement, and the consummation of the transactions contemplated hereby, conflicts or will conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach or violation of (i) any instrument, contract or agreement to which Seller, the Company or its Subsidiary is a party or by which Seller, the Company or its Subsidiary is bound, or to which the Shares are subject; or (ii) any federal, state, local or foreign law, ordinance, judgment, decree, order, statute, or regulation, or that of any other governmental body or authority, applicable to Seller, the Company, its Subsidiary or the Shares.

4.5

No Consent. No consent, approval, authorization or order of, or any filing or declaration with any Governmental Authority or any other person is required for the consummation by Seller of any of the transactions on Seller’s part contemplated under this Agreement.

4.6

No Other Interest. Neither Seller nor any of his respective Affiliates has any interest, direct or indirect, in any shares of common stock or other equity in the Company or has any other direct or indirect interest in any tangible or intangible property which the Company or its Subsidiary uses or has used in the business conducted by the Company or its Subsidiary, or has any direct or indirect outstanding indebtedness to or from the Company or its Subsidiary, or related, directly or indirectly, to its assets, other than the Shares.

4.7

 No General Solicitation or Advertising.

Neither Seller nor any of his Affiliates nor any person acting on his or their behalf (i) has conducted or will conduct any general solicitation (as that term is used in Rule 502 of Regulation D) or general advertising with respect to any of the Shares, or (ii) made any offers or sales of any security or solicited any offers to buy any security under any circumstances that would require registration of the Shares under the Securities Act.

4.8

Capitalization. The authorized capital of the Company consists of 1,000,000,000 shares of common stock, par value $0.0001, of which a total of 5,168,000 shares are issued and outstanding (the “Issued and Outstanding Common Stock”).  The Issued and Outstanding Common Stock has been duly authorized, issued, fully paid and nonassessable, free and clear of all liens, charges, pledges, security interests, encumbrances, right of first refusal, preemptive right or other restriction.  No person, firm or corporation has any right, agreement, warrant or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option to require the Company to issue any shares of its common stock or to convert any securities of the Company into shares of common stock of the Company.

4.9

Title to Property.

(a)

The Company has no assets other than its membership interest in the Subsidiary and a list of all real and personal property owned by the Subsidiary is set forth on Schedule 4.9 attached hereto (hereinafter referred to as the “Assets”).  The Company owns all right, title and interest in and to all of its respective properties and assets, including intangibles, free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except as set forth in Schedule 4.9 previously delivered to Buyer; and has taken all steps necessary or otherwise required to perfect and protect its rights in and to their respective properties and assets, including intangibles.

(b)

Neither the Company nor the Subsidiary leases any real or personal property as lessee, except as set forth in Schedule 4.9, attached hereto.  Each of these leases (the “Leases”) are in good standing, valid, binding, and in full force and effect and have not been modified.  Neither the Company nor the Subsidiary is in default under any of the Leases and has not received any notice of its default under any of the Leases.

4.10

SEC Reports. The Company has filed all reports required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) of the Exchange Act, on a timely basis and has filed the quarterly report on Form 10-Q for the period ending June 30, 2016 (collectively, the “SEC Reports”). As of their respective dates, to the best of Seller’s knowledge, after reasonable inquiry,  the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the best of Seller’s knowledge, after reasonable inquiry, the financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing.  To the best of Seller’s knowledge, after reasonable inquiry, there are no unresolved comments of the Commission that are required to be disclosed in the SEC Reports. The Seller has provided to the Purchaser copies of all correspondence with the Commission or any state regulatory authority. None of the Company, Subsidiary, the Seller or any of their Affiliates, is or has been subject to any investigation or proceeding with the Commission or any state regulatory authority.

4.11

Registration/Anti-Dilution Rights. The Company is not a party to or bound by any agreement or understanding granting registration or anti-dilution rights to any person with respect to any of its equity or debt securities; no person has a right to purchase or acquire or receive any equity or debt security of the Company.

4.12 Litigation. There are no actions, suits, proceedings, judgments, claims or investigations pending or threatened by or against the Company or its Subsidiary or affecting the Company, Subsidiary or their respective properties, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign, or before any arbitrator of any kind. There has been no default by the Company or its Subsidiary with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator, or governmental agency or instrumentality and no event has occurred that with notice or the passage of time would become a default.

4.13

 Liabilities. There are no trade payables, professional fees, accrued expenses, liabilities, obligations or commitments which the Company would be required to accrue or reflect in its financial statements pursuant to generally accepted accounting principles consistently applied (“GAAP”) as of the date hereof other than the Outstanding Loan, which will be satisfied at Closing.

4.14

Tax Returns. The Company and its Subsidiary have timely filed all state, federal or local income and/or franchise tax returns required to be filed by it from inception to the date hereof. Each of such income tax returns reflects the taxes due for the period covered thereby.  All taxes of the Company and Subsidiary which are (i) shown as due on such tax returns, (ii) otherwise due and payable or (iii) claimed or asserted by any taxing authority to be due, have been paid, except for those taxes being contested in good faith and for which adequate reserves have been established in the financial statements included in the financial statements in accordance with GAAP. There are no liens for any taxes upon the assets of the Company or Subsidiary, other than statutory liens for taxes not yet due and payable.  There are no proposed or threatened tax claims or assessments against the Company or Subsidiary. The Company’s tax returns for the year ended December 31, 2015 shall be substantially in the form as previously provided to the Purchaser by the Seller.

4.15

Books and Records. The books and records, financial and otherwise, of the Company and the Subsidiary are in all material aspects complete and correct and have been maintained in accordance with good business and accounting practices.

4.16

OTC and DTC. The Company’s common stock is eligible for trading on the OTC and eligible for trading through DTC. The Company has not, in the 12 months preceding the date hereof, received written notice from the OTC to the effect that the Company is not in compliance with the listing or maintenance requirements of such trading market.  The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance in all material respects with the listing and maintenance requirements for trading of its common stock on the OTC.  No consents or approvals from the OTC are necessary for the trading of the Company’s common stock on such trading market.

4.17

Shareholder List. Attached hereto as Schedule 4.17 is a true and correct copy of the shareholders list (the “Shareholders List”) of the Company as of the day preceding the date hereof. The Shareholder’s List identifies all holders of common stock of the Company.  Except for the Seller, none of the holders of common stock on the Shareholders List has ever been an officer, director or holder of more than 5% of the shares of common stock or voting power of the Company.  Except for the Seller, none of the holders of common stock on the Shareholders List has ever, directly or indirectly, controlled, acted in common control with or been controlled by the Company or ever otherwise been an “affiliate” of the Company within the meaning of SEC Rule 405, promulgated pursuant to the Securities Act.

4.18

Compliance with Laws and Court Orders. The Company and its Subsidiary are in compliance with all laws to which the Company, Subsidiary or their respective assets are or were subject.  Neither the Company nor the Subsidiary have received any notice from any governmental authority or any other person regarding any actual, alleged, possible or potential violation of, or failure to comply with, or liability under any applicable law or order.

4.19

Full Disclosure. No representation or warranty of such Seller to the Purchaser in this Agreement omits to state a material fact necessary to make the statements herein, in light of the circumstances in which they were made, not misleading.

4.20

Existence and Power. Each of the Company and its Subsidiary is:  (i) duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, (ii) duly qualified to do business and in good standing in each jurisdiction set in which the Company and its Subsidiary is required to be so qualified, and (iii) has all powers and has and is in compliance with all licenses, authorizations, permits, certificates consents and approvals issued by a governmental authority (collectively, “Permits”), in each case, required to own, operate and lease its properties and assets and to carry on its business, all of which Permits are valid and in full force and effect.  The Seller has delivered to the Purchaser true, complete and correct copies of the organizational documents of the Company and its Subsidiary, each as currently in effect and reflecting any and all amendments thereto through the Closing.  Such organizational documents are in full force and effect and neither the Company nor the Subsidiary is in violation of any provision thereof.

4.21

Financial Matters.

(a)

All accounts receivable of the Company or its Subsidiary represent sales actually made in the ordinary course of business or valid claims as to which full performance has been rendered by the Company. No counter claims, defenses or offsetting claims with respect to the accounts receivable of the Company or its Subsidiary are pending or, to the best of Seller’s knowledge, threatened.  Neither the Company nor its Subsidiary have agreed to any deduction, free goods, discount or quantity adjustment with respect to any of its accounts receivables.  All of the accounts receivable of the Company or its Subsidiary relate solely to sales of goods or services to customers of the Company or its Subsidiary, none of whom are members or Affiliates of the Company, Subsidiary or the Seller.

(b)

The Subsidiary has sufficient working capital to operate its business in the Ordinary Course of Business, provided that if such working capital is insufficient, the Seller shall loan sufficient funds to the Subsidiary on the same terms as the for the conduct of its business in the Ordinary Course of Business following the Closing.

4.22

Contracts.

(a)

Except as set forth on attached Schedule 4.22, neither the Company nor the Subsidiary have any written or oral contracts.

(b)

Except as set forth on attached Schedule 4.22, neither the Company nor the Subsidiary have given any revocable or irrevocable power of attorney to any person, firm or corporation for any purpose whatsoever

(c )

Set forth in Schedule 4.22 previously delivered to Buyer are the names and locations of all banks in which the Company and the Subsidiary has accounts and the names of persons authorized to sign checks, drafts or other instruments drawn thereon.

(d)

Except as set forth on Schedule 4.22, no director, officer, employee or stockholder of the Company or the Subsidiary, or member of the family of any such person, or any corporation, partnership, trust or other entity in which any such person, or any member of the family of any such person, has a substantial interest or is an officer, director, trustee, partner or holder of more than 5% of the outstanding capital stock thereof, in an entity who is a competitor, customer, supplier or other, entity, who, during the past 12 months has been a party  to any transaction with the Company or the Subsidiary, except for the Outstanding Loan.

(e)

Neither the Company nor the Subsidiary is in default, or is there any known basis for any claim of default, under any contracts or commitments made or obligations owed by them.  Neither the Company nor the Subsidiary have any knowledge of any breach or anticipated breach by the other party to any contract or commitment to which the Company or the Subsidiary is a party.

4.23

Employees. Attached hereto as Schedule 4.23, is a true and complete payroll roster of all employees and independent contractors of the Company and the subsidiary as of the Closing showing the rate of pay for each such person entitled to receive compensation from the Company.

4.24

Absence of Certain Changes.  Since March 31, 2016 the Company and its Subsidiary have conducted their respective businesses only in the Ordinary Course of Business, and, except as set forth on Schedule 4.24, there has not been:

(a)

any event, occurrence or development which has had, or is reasonably likely to have, a material adverse effect;

(b)

any theft, damage, destruction, eminent domain taking or threat or notice thereof, or other casualty loss (whether or not covered by insurance) affecting the Company, Subsidiary or their respective assets;

(c)

any creation or other incurrence of any debt or any Lien on any of such Company’s or Subsidiary’s assets which has not been satisfied;

(d)

any change in the Company’s or Subsidiary’s method of accounting or accounting practice including with respect to (i) reserves, (ii) depreciation or amortization policies or rates or (iii) the payment of accounts payable or the collection of accounts receivable;

(e)

any amendment to the organizational documents of the Company or Subsidiary;

(f)

(i) any increase in any employee benefit plan, or amendment or termination of any existing employee benefit plan, or adoption of any new employee benefit plan other than as required by Law; or (ii) any commitment or incurrence of liability by any Company to any labor organization;

(g)

any change or revocation of any tax election, any change to methods of accounting for tax purposes, any amendment of any tax return, any settlement, compromise or surrender of any right in respect of taxes or tax liability or any agreement entered into with respect of taxes with any Governmental Authority, or consent to any extension or waiver of any claim or assessment in respect of taxes, in each case, by the Company or its Subsidiary;

(h)

any transfer or disposition (including to any employee, Seller or Affiliate) of any assets of the Company or its Subsidiary, product lines or businesses, other than in the Ordinary Course of Business;

(i)

any acquisition of control or a purchase of all or substantially all of the stock or assets of, or investment by the Company or Subsidiary in any other person or any loan or advances or capital contributions to, or investment in, any other person by the Company or Subsidiary;

(j)

any authorization or making of any capital expenditures or commitments therefor by the Company or Subsidiary;

(k)

any commencement or settlement of any legal proceeding by the Company or Subsidiary;

(l)

any write-off or write-down of or making of any determination to write-off or write-down any assets of the Company or Subsidiary;

(m)

any amendment, modification, termination (partial or complete) or granting of any waiver under or giving of any consent with respect to any Contract, in each case, by the Company or Subsidiary;

(n)

any commencement or termination of any line of business by the Company or Subsidiary; or

(o)

any agreement, commitment or understanding whether in writing or otherwise, for the Company or Subsidiary to take or not take any of the actions specified in paragraphs (a) through (n) above.

5.

Representations and Warranties and Covenants of Purchaser. As an inducement to Seller to enter into this Agreement and to consummate the transactions contemplated herein, Purchaser represents and warrants to Seller as follows:

5.1

 Authority Purchaser has the right, power, authority and capacity to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform Purchaser’s obligations under this Agreement. This Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with the terms hereof.

5.2

No Consent. No consent, approval, authorization or order of, or any filing or declaration with any governmental authority or any other person is required for the consummation by the Purchaser of any of the transactions on its part contemplated under this Agreement.

5.3

No Conflict. None of the execution, delivery, or performance of this Agreement, and the consummation of the transactions contemplated hereby, conflicts or will conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach or violation of (i) any instrument, contract or agreement to which Purchaser is a party or by which Purchaser is bound; or (ii) any federal, state, local or foreign law, ordinance, judgment, decree, order, statute, or regulation, or that of any other governmental body or authority, applicable to Purchaser.

5.4

No Advertising.  At no time was the Purchaser presented with or solicited by any leaflet, newspaper or magazine article, radio or television advertisement, or any other form of general advertising or solicited or invited to attend a promotional meeting otherwise than in connection and concurrently with such communicated offer.

5.5

 Investment Experience. The Purchaser is (i) experienced in making investments of the kind described in this Agreement, (ii) able, by reason of Purchaser’s business and financial experience to protect Purchaser’s own interests in connection with the transactions described in this Agreement, and (iii) able to afford the entire loss of Purchaser’s investment in the Shares.

5.6

Investment Purposes The Purchaser is acquiring the Shares for Purchaser’s own account as principal, not as a nominee or agent, for investment purposes only, and not with a view to, or for, resale, distribution or fractionalization thereof in whole or in part and no other person has a direct or indirect beneficial interest in the Shares the Purchaser is acquiring herein. Further, the Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the restricted Shares the Purchaser is acquiring.

5.7

Remain in Compliance. For a period of 12 months following the Closing, Purchaser shall cause the Company to timely file all reports required to be filed pursuant to Section 15 or 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including compliance with XBRL so that the holders of the Company’s common stock can utilize the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) provided by Rule 144 promulgated thereunder.

6.

Indemnification; Survival.

6.1

 Indemnification by Seller. Seller shall indemnify and hold harmless the Purchaser and Purchaser’s agents, Affiliates, Representatives and their respective successors and assigns (collectively, the “Purchaser Indemnified Persons”) from and against any and all damages, losses, liabilities, taxes and costs and expenses (including, without limitation, attorneys’ fees and costs) (collectively, “Losses”) resulting directly or indirectly from (i) any breach of, or inaccuracy in, any representation or warranty made by Seller in this Agreement, and (ii) any failure by Seller to perform or comply with any agreement, covenant or obligation in this Agreement. The maximum aggregate liability of the Seller pursuant to this Section 6.1 shall not exceed the sum of the Purchase Price, the Outstanding Loan and the Company Expenses.

6.2

Indemnification by Purchaser. Purchaser shall indemnify and hold harmless the Seller and Seller’s agents, Affiliates, Representatives and their respective successors and assigns (collectively, the “Seller Indemnified Persons”) from and against any and all Losses resulting directly or indirectly from (i) any breach of, or inaccuracy in, any representation or warranty made by the Purchaser in this Agreement and (ii) any failure by Purchaser to perform or comply with any agreement, covenant or obligation in this Agreement.

6.3

 Survival. No claim may be made or suit instituted seeking indemnification pursuant to Section 6.1 or Section 6.2 unless a written notice describing such breach or inaccuracy in reasonable detail in light of the circumstances then known to the party seeking indemnification under Section 6.1 or Section 6.2 (the “Indemnified Party”), is provided to the party against whom indemnity is sought (the “Indemnifying Party”): (i) at any time, in the case of any breach of, or inaccuracy in, the representations and warranties set forth in Sections 4.1 through 4.8, 4.11 and 4.17 or  Sections 5.1 through 5.6; (ii) at any time, in the case of the nonperformance of any covenant or agreement in this Agreement; (iii) at any time prior to the sixtieth (60th) day after the expiration of the applicable statute of limitations (taking into account any tolling periods and other extensions) in the case of any breach of, or inaccuracy in, the representations and warranties set forth in Section 4.14;  and (iv) at any time prior to twelve (12) months following the date hereof in connection with the breach of any other representation or warranty. In the event notice of any claim for indemnification under Section 6.1 or Section 6.2 shall have been given within the applicable survival period, the representations, warranties and/or covenants that are the subject of such indemnification claim shall survive until such time as such claim is finally resolved.

6.4

Limitation. Except in the case of fraud or intentional misrepresentation, the liability of the Seller shall be limited to the Purchase Price.

7.

Miscellaneous.

7.1

 Further Assurances.  From time to time, whether at or following the Closing, each party shall make reasonable commercial efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable, including as required by applicable laws, to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

7.2

Notices. All notices or other communications required or permitted hereunder shall be in writing shall be deemed duly given (i) if by personal delivery, when so delivered, (ii) if mailed, three (3) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below, or (iii) if sent through an overnight delivery service in circumstances to which such service guarantees next day delivery, the day following being so sent to the addresses of the parties as indicated on the signature page hereto. The addresses for notices are set forth on Schedule 7.2. Any party may change the address to which notices and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

7.3

 Choice of Law; Jurisdiction. This Agreement shall be governed, construed and enforced in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law. Each of the parties agrees to submit to the jurisdiction of the federal or state courts located in New York, New York in any actions or proceedings arising out of or relating to this Agreement. Each of the parties, by execution and delivery of this Agreement, expressly and irrevocably (i) consents and submits to the personal jurisdiction of any of such courts in any such action or proceeding; (ii) consents to the service of any complaint, summons, notice or other process relating to any such action or proceeding by delivery thereof to such party as set forth in Section 7.2 above and (iii) waives any claim or defense in any such action or proceeding based on any alleged lack of personal jurisdiction, improper venue or forum non conveniens or any similar basis. EACH OF THE UNDERSIGNED HEREBY WAIVES FOR ITSELF AND ITS PERMITTED SUCCESSORS AND ASSIGNS THE RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING INSTITUTED IN CONNECTION WITH THIS AGREEMENT.

7.4

Expenses. Each party shall bear its own expenses and costs related to the transactions contemplated hereby, including, without limitation, attorneys’ fees accounting fees and disbursements.

7.5

Brokerage Fees. The Seller or the Purchaser shall be responsible for payment of the brokerage and finders fees at Closing to such brokers and finders (the “Brokers”) with whom they execute agreements on or before the Closing for fees contingent upon the consummation of the transactions contemplated hereby (the “Brokerage Agreements”). Such amounts shall be sent to the Brokers in accordance with the Brokerage Agreements The parties represent and warrant to each other that they have not retained or used, the services of any broker or finder which would result in the imposition of a fee to the other party.

7.6

 Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties in respect of the transactions contemplated hereby and supersedes all prior and contemporaneous agreements, arrangements and understandings of the parties relating to the subject matter hereof. No representation, promise, inducement, waiver of rights, agreement or statement of intention has been made by any of the parties which is not expressly embodied in this Agreement.

7.7

 Assignment. Each party’s rights and obligations under this Agreement shall not be assigned or delegated, by operation of law or otherwise, without the other party’s prior written consent, and any such assignment or attempted assignment shall be void and of no force or effect.

7.8

Amendments. This Agreement may be amended, modified, superseded or cancelled, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by the parties hereto.

7.9

 Waivers. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. No waiver by any party of any condition, or the breach of any term, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other term, covenant, representation or warranty of this Agreement.

7.10

 Counterparts. This Agreement may be executed simultaneously in two or more counterparts and by facsimile transmission or in portable document format (.pdf), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.11

 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

7.12

Interpretation. The parties agree that this Agreement shall be deemed to have been jointly and equally drafted by them, and that the provisions of this Agreement therefore shall not be construed against a party or parties on the ground that such party or parties drafted or was more responsible for the drafting of any such provision(s). The parties further agree that they have each carefully read the terms and conditions of this Agreement, that they know and understand the contents and effect of this Agreement and that the legal effect of this Agreement has been fully explained to its satisfaction by counsel of its own choosing.

7.13

Definitions. In this Agreement, capitalized terms have the meanings provided in this Section, unless defined elsewhere in this Agreement. The following words and phrases, when used herein, shall have the meanings set forth or referenced below:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” as applied to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract, or otherwise.

“Lien” or “Liens” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, community or other marital property interest, equitable interest, license, option, right of way, easement, encroachment, servitude, deed of trust, right of first offer or first refusal, buy/sell agreement or other encumbrance, restriction or right of others with respect to the use, construction, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership in respect of such property or asset.

“Ordinary Course of Business” means an action taken by the Company or Subsidiary in the ordinary course of business which is consistent with the past practices of the Company and Subsidiary.

“Representatives” shall mean, with respect to any Person, such Person’s officers, directors, employees, managers, members, owners, partners or principals, as the case may be, or contractors, consultants or agents.

IN WITNESS WHEREOF, the parties have duly executed this Stock Purchase Agreement as of the date first above written.

SELLER:

/s/Henry Sargent

Henry Sargent

PURCHASER:

PixarBio Corporation

By: /s/Francis M. Reynolds

       Francis M. Reynolds, CEO